U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Starbucks Corporation

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, the New York City Fire Pension Fund, and the Board of Education Retirement System of the City of New York.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of social media posts from the New York City Comptroller

Attachment 1:

Text of tweet sent from the New York City Comptroller Twitter Account (www.twitter.com/NYCComptroller) posted on March 22, 2023 (https://twitter.com/NYCComptroller/status/1638598800708083737)

Today: @SBWorkersUnited went on strike at 100+ stores to protest Starbucks’ refusal to negotiate a contract in good faith.

Tomorrow: At Starbucks annual mtg, investors will vote on our shareholder resolution calling for a third-party assessment of the company’s labor practices.

Text of Instagram post from the New York City Comptroller Instagram Account (https://www.instagram.com/nyccomptroller/) posted on March 22, 2023

(https://www.instagram.com/p/CqGanvduiZG/)

@sbworkersunited went on strike at 100+ stores to protest Starbucks’ refusal to negotiate a contract in good faith.

Tomorrow: At Starbucks annual meeting, investors will vote on our shareholder resolution calling for a third-party assessment of the company’s labor practices.

Text of tweet sent from the New York City Comptroller Twitter Account (www.twitter.com/NYCComptroller) posted on March 23, 2023 (https://twitter.com/NYCComptroller/status/1638935390869397504)

"Order for workers’ rights compliance assessment?” Today, #StarbucksShareholders are voting on our proposal with a coalition of investors for @Starbucks’ board to oversee an independent worker rights assessment.

We're placing a "venti" order to respect workers' rights.

$SBUX